Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   Activities of Service Providers

    c.   If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

        X☐☐Yes   ☐☐No

        If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

        BofA Securities, Inc. is a CODA Markets Subscriber and user of the ATS services including the ATS and FLARE.

        Electronic Transaction Clearing, Inc. is a Subscriber to CODA Markets and user of all CODA services including the ATS and FLARE.

Item 7:   Protection of Confidential Trading Information

    d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

        Management, including the President and Chief Operating Office have oversight responsibilities of CODA, CODA Markets, and its parent, PDQ requiring access to both real-time and post-trade data.

        The Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data.

        The Sales unit, comprised of a sales manager, business development and institutional support roles, requires real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

        The Technology unit is comprised of a Chief Technology Officer, a team of developers and network engineers. Their responsibilities include oversight of the CODA and PDQ platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

        The Operations team is the first point of contact for intraday client and trade support. Access to real-time and post-trade data is essential to provide CODA Participants with fast and

efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

The data research team, referred to as ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA. Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting unit is responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to post-trade data, but not real-time data.

RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

~~The Karn Group, Inc. ("Karn") is contracted by CODA Markets to receive order and execution data to produce public reports through the Karn platform. Those reports include regulatory reports such as those required by Rules 605 and 606. Karn's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.~~

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks. MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.

CODA Markets' General Counsel is not an employee of CODA Markets or PDQ. General Counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

CODA Markets' FINOP is a non-employee consultant that is also registered with CODA Markets. CODA Markets' FINOP has access to limited post-trade data as needed and in order to perform his or her duties as FINOP.

Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity

CODA operates on an on-demand order-initiated, auction-based market structure offering two Auction Types, CODA MICRO and CODA BLOCK. Each Auction Type supports certain order types and may handle order types differently based on the Auction Type and capacity ("Liquidity Seeker" vs. "Liquidity Provider") in which an order is interacting on the ATS.

"Liquidity Seeker" orders participate on CODA by:

- Initiating on-demand auctions;

- Resting orders (firm and/or conditional) to participate in future auctions initiated by other Liquidity Seeker orders; and

- Using CODA's outbound order router, FLARE.

"Liquidity Provider" orders participate on CODA by:

- Responding with orders to on-demand auctions initiated by Liquidity Seeker orders

5

CODA MICRO accepts and handles the following order types from Liquidity Seekers:

- Limit

- Market

- Pegged (midpoint, primary, market). Peg Offset is allowed for primary and market pegged orders and discussed in detail in this item below.

- Managed - Managed Orders reside in CODA's Managed Order Facility ("MOF") and allow Liquidity Seekers to interact with and execute against order flow from other Liquidity Seekers. CODA automatically generates Immediate-or-Cancel ("IOC") responses based on the detail of the Managed order and on behalf of the Liquidity Seeker if the Managed order provides executable contra-side liquidity to any of the auction types or matching protocols discussed in this document. Managed Orders do not have priority over Liquidity Provider responses. At CODA's discretion, Managed Orders can be deemed ineligible to interact with certain auctions. For example, a Subscriber's negotiated fee for initiating and executing in CODA MICRO may be a rebate higher than the average negotiated fee charged to other Subscribers for resting Managed Orders in the MOF (see detail on Fees in Part III, Item 19). As a result, CODA Markets would be expected to pay a rebate to the initiating Subscriber that is of a greater amount than what it charged to the Subscriber resting in the MOF. Since CODA Markets would lose money on the trade, this is an example of why Managed Orders can be deemed ineligible for interaction in an initiating Subscriber's CODA MICRO auctions. Managed Orders on the same side in the same symbol are given price / time priority over each other unless otherwise specified (see description of CODA BLOCK auctions in Part III, Item 11 (c)). In other words, in CODA MICRO, if two Managed Orders have the same price and are on the same side, then the Managed Order with the earlier time stamp of receipt can trade against the initiating order, up to the Managed order's quantity, before the Managed order with the later time stamp is given an opportunity to trade with any residual quantity.

- Conditional - Conditional interests and "firm up" orders are a type of Managed Order, do not initiate CODA MICRO auctions and allow Liquidity Seekers to provide liquidity to auctions initiated by other liquidity-seeking orders. In CODA MICRO auctions, conditional interests and 'firm up" orders are deemed a supplemental liquidity source and only trade with residual shares of an auction-initiating order once the auction is complete. At that time, if an eligible CODA MICRO initiating order is executable against a contra conditional interest then the conditional interest is invited to firm up. Conditional interests may be entered as Market, Limit or Pegged. A conditional interest must be replaced with a firm (Market, Limit or Pegged) order prior to execution. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, Liquidity Seekers may opt out of interacting with conditional interests and "firm up" orders. Additionally, CODA can opt out certain CODA FLARE-eligible orders of interacting with conditional interests as needed to achieve the execution goals of the specific FLARE strategy and to optimize performance. For example, the performance of certain FLARE strategies could be negatively impacted by the latency of the "firm up" process. CODA can peg Conditional interests to the midpoint of the NBBO by default at the request of the Liquidity Seeker.

CODA BLOCK accepts and handles the following Order Types from Liquidity Seekers:

- Limit Orders

- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.

- Managed Orders - Managed Orders greater than 1,000 shares and residing in the MOF are eligible to interact with CODA BLOCK auctions. Managed Orders are reserved as participating orders in a CODA BLOCK auction during the Phase 3 Auction Alert (see description of CODA BLOCK in Part III, Item 11 (c)).

- Conditional - Conditional interests and "firm up orders" can only participate (not initiate) in CODA BLOCK auctions. Conditional interest invites will include an indication that the invite is for a CODA BLOCK auction. CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. The CODA BLOCK invite does not indicate the explicit side, size or price of the initiating order, but instead echoes the information from the conditional interest of the Subscriber receiving the invite. Therefore, the CODA BLOCK invite is deemed to be symbol-only in nature. As with all participating orders, "firm up" orders submitted to a CODA BLOCK auction must be at least 1,000 shares to be eligible. "Firm up" orders must be Limit or Pegged Orders (Market orders will be rejected). Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions even following receipt of an invite.   As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction.

CODA MICRO and CODA BLOCK accept and handle Liquidity Provider orders as follows:

- All CODA auction types and matching protocols allow Liquidity Providers to generate firm IOC orders in response to liquidity-seeking order flow. When responding to CODA MICRO "price improvement auctions" and CODA BLOCK RFT/Auction Alerts, the Liquidity Provider responses remain tagged as IOC; however, ~~they~~ eligible responses are paused for the full length of the auction in order for CODA to identify and complete the price discovery process (discussed in detail in Part III, Item 11 (c)).

- Liquidity Providers may send Pegged Orders (midpoint, market, primary). Peg Offset is allowed for primary and market pegged orders and discussed in detail later in this section.

- Liquidity Providers may send orders with discretion offset to provide additional price improvement to their orders. Discretion offset values may be no smaller than $0.01.

- At the completion of any CODA auction, unfilled Liquidity Provider responses are cancelled. Liquidity Providers may only enter orders when responding to an RFT/Auction Alert. All Liquidity Provider orders are treated as IOC and are not eligible for routing via FLARE. If Liquidity Providers send Day orders they will be treated as IOC as described above.

Priority is determined by the matching engine logic and rules of engagement of each Auction Type as discussed in Part III, Item 11.

Any conditions affecting rank and/or price for execution are defined throughout this Item and in the Auction Type descriptions detailed in Part III, Item 11(c).

Orders tagged for and directed to CODA BLOCK are only eligible to participate in CODA BLOCK auctions.

Day orders tagged for and directed to CODA MICRO are eligible to participate in CODA BLOCK auctions while resting in MOF and of at least 1000 shares.

Managed and Conditional interests are defined as liquidity-providing order types. As a result, Liquidity Seekers using these order types may award price improvement to the contra side counterparty.

For purposes of this filing, CODA will refer to "remove liquidity" as initiating an auction and "adding liquidity/post-only orders" as participating in auctions/responding orders. An auction must be initiated for an order, regardless of its marketability, to interact with resting liquidity at CODA. Subscribers wishing to trade on CODA strictly by participating in auctions initiated by other Subscribers may do so via the following means:

1) Participate via the Liquidity Provider FIX Specification

2) Nonmarketable orders by rule do not initiate auctions. Liquidity Seekers sending orders that are nonmarketable, defined by default as buy orders with a limit price less than or equal to NBB or sell orders with a limit price greater than or equal to NBO at the time of receipt, will not initiate auctions. Subscribers may also request to treat orders priced greater than NBB and less than NBO as nonmarketable. Based on Subscriber preference, nonmarketable Day orders may rest in the Managed Order Facility to participate in future auctions or cancel back to the Subscriber.

3) Conditional interests and "firm up" orders, by rule, do not initiate auctions; therefore, conditional interests and their corresponding "firm up" orders will only participate in auctions initiated by other Subscribers.

4) Request a participate only (post-only) configuration. In this case, FIX tags are used on an order-by-order basis as order handling instructions for CODA.

5) Subscribers may instruct CODA to handle an order as a Managed Order via a custom time-in-force value (Tag 59 = A).

As previously discussed, CODA supports pegged orders from both Liquidity Seekers and Liquidity Providers. The supported pegged order types or execution instructions are:

- MIDPOINT - Midpoint pegged orders allow the Liquidity Seeker to use any of the auction types or matching protocols to source liquidity at the midpoint of the NBBO or better ("Midpoint Order"). CODA identifies an order as a Midpoint Order in each RFT/Auction Alert sent to the Liquidity Providers (except in CODA BLOCK auctions). When responding to auctions, a Liquidity Provider can send a Midpoint Pegged Order in response. Using both CODA's market data feed and the limit prices (if present) on the Subscribers' orders, CODA matches the Liquidity Seeker and Liquidity Provider(s) at the midpoint of the NBBO and prints to the TRF.
- MARKET - Market pegged orders allow Subscribers to instruct CODA to execute its order at the current market price. Market pegged orders maintain a limit price equal to the NBO for buy orders and a limit price equal to the NBB for sell/sell short orders.
- PRIMARY - Primary pegged orders allow the Subscribers to instruct CODA to execute its order at a limit price that is relative to the NBBO. Primary pegged orders maintain a limit price equal to the NBB for buy orders and a limit price equal to the NBO for sell/sell short orders. Liquidity Seeker primary pegged orders do not initiate auctions but instead they rest, eligible to participate in future auctions.

CODA supports peg offset instructions from both Liquidity Seekers and Liquidity Providers. Subscribers may add offset (at a value no less than $0.01 for stocks priced above $1.00) to market and primary pegged order instructions. This will maintain a limit price above or below the NBBO equal to offset value. Peg offset is supported on Primary and Market pegs only.

To provide price improvement to Liquidity Seekers via limit orders, Liquidity Providers can populate an additional FIX tag (discretion offset) in their response. This tag will identify the amount (numeric value) to which they are willing to provide price improvement beyond their limit price. When CODA matches a Liquidity Provider's order indicating a willingness to provide price improvement against a liquidity-seeking order, CODA's matching logic adds the value in that FIX tag to the limit price on the Liquidity Provider's order to calculate the final price for the trade. Liquidity Providers may provide price improvement instructions to limit orders based on their limit price (discretion offset) as well as offset to pegged orders based on the NBBO (peg offset).

Except for trading in stocks priced below $1.00, CODA does not accept orders with sub-penny values in the price tag; however, midpoint executions may occur at sub-penny values. Liquidity Seekers may instruct CODA to default orders to a midpoint pegged order type.

Pegged order types do not require a limit price, but pegged orders without a limit price will not initiate auctions.

Pegged orders are treated the same as non-pegged orders in terms of priority.

CODA does not adjust limit prices or peg type based on NBBO or other market conditions.

Liquidity Providers' orders are not eligible for routing to other Trading Centers.

Liquidity Seekers' instruct CODA to route orders to other Trading Centers via FIX tags and as

discussed with the Subscriber (verbally, in writing or both) during the onboarding process and ongoing support conversations. Both Day and IOC orders can be eligible for outbound routing. Custom time-in-force values (Tag 59 = 9, Tag 59 = B and 59 = A) in addition to the standard values for Day and IOC orders (Tag 59 = 0 and Tag 59 = 3) are supported by CODA. The custom TIF values instruct CODA to either route or not route orders on an order-by-order basis. Subscribers interested in using custom TIF values can request information from CODA at any time.

CODA MICRO and CODA BLOCK allow time-in-force instructions of Day and IOC. A Day order is an order that automatically expires if it is not executed before the end of the trading day on which the order was entered. Subscribers can cancel Day orders at their discretion during the trading day.

An IOC order is an order that executes all or part immediately and automatically cancels any unfilled portion of the order. CODA handles IOC orders as follows:

Auction-initiating orders with time-in-force instructions of IOC survive for the length of the auction unless successfully cancelled by the Subscriber before the end of the auction.

Responding orders to CODA MICRO (Price Improvement Auction) and CODA BLOCK with time-in-force instructions of IOC can survive for the length of the auction unless successfully cancelled by the Subscriber.

Liquidity Provider orders are all treated as IOC. Time-in-force instructions of Day from Liquidity Provider orders will be accepted, but the order will still be treated as IOC.

All orders types can be modified to update price, quantity, order type (limit to market, or vice versa) and side (sell to sell short, or vice versa). Other modifications are not allowed. CODA BLOCK orders modified to reduce quantity will be rejected if the reduced quantity violates CODA BLOCK initiating or participation requirements.

All order types can be replaced with the allowed modifications identified above.

All order types can be cancelled at any time by the Subscriber including during a CODA auction, after a CODA auction, while an order is routing out via FLARE and while an order is resting at CODA or an away trading center. CODA will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed.

Order types may be rejected for several reasons including a violation of CODA's FIX specifications, Subscribers' risk limits (discussed in Part III, Item 2) or the product requirements of CODA's two Auction types (discussed in detail in Part III, Item 11(c).

An order for one auction type cannot by modified or replaced to a different auction type.

Availability of order types is not determined by form of physical connectivity to CODA ATS. FIX sessions are, however, configured as either Liquidity Seeker or Liquidity Provider, not both. Subscribers wishing to act in the capacity of both a Liquidity Seeker and Liquidity Provider must do so over unique FIX sessions.

Subscribers using third party OMS/EMS vendors or algorithms to enter orders to CODA ATS may be limited with respect to entering orders into CODA based on the limitations of the third-party provider. For example, one EMS vendor may offer its clients pegging functionality while another EMS vendor does not.

Item 11: Trading Services, Facilities and Rules

    c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

CODA MICRO:

During a CODA MICRO on-demand auction a liquidity seeking order is routed to CODA and subjected to a Pause of up to 20 milliseconds or as determined and specified by the Liquidity Seeker. Liquidity Seekers may opt to shorten the Pause time. The Pause may be shorter than the default 20 milliseconds based on preference or strategy of the Liquidity Seeker. Currently the shortest available Pause is 13 milliseconds. Following receipt of the order and standard risk checks, a RFT/Auction Alert is sent to all Liquidity Providers simultaneously and anonymously (unless directed otherwise by Liquidity Seeker as discussed in Part III, Item 14 (a)). Any executable contra side liquidity generated from the Liquidity Providers and/or the MOF during the Pause is crossed based on one of two CODA MICRO matching protocols as directed by the initiating Liquidity Seeker via a predetermined FIX tag and order handling configuration:

1) "First-to-respond-first-to-trade" (time priority for Liquidity Provider/MOF responses):

    a. Liquidity-seeking orders tagged to use CODA MICRO's "first-to-respond-first-to-trade" protocol trade with Liquidity Provider responses and Managed Orders on a first-come, first-served basis provided that the response is at or inside the National Best Bid and Offer ("NBBO") and at or better than the initiating order's limit price.

    b. Executed trades print individually to the Trade Reporting Facility ("TRF") as they occur. For example, a liquidity-seeking order configured for a 20ms Pause may execute and print in 2ms if a Liquidity Provider responds with executable contra side liquidity within the 2ms timeframe.

2) "Price improvement auction" (price / time priority for Liquidity Provider/MOF responses):

    a. Liquidity-seeking orders tagged to use CODA MICRO's "price improvement auction" protocol trade with Liquidity Provider responses and Managed Orders at the end of an auction order entry period.

b. During the Pause, CODA assembles the eligible Liquidity Provider responses and Managed Orders based on price (price improvement) / time priority into an Auction Book.

c. Orders in the Auction Book are non-displayed and non-executable until the end of the auction.

d. Orders in the Auction Book may be cancelled or replaced during the auction order entry period.

e. At the end of the order entry period the Auction Book is closed and all orders are deemed firm.

f. CODA rechecks the NBBO. The auction matching logic calculates the final execution price or prices for the trade(s) based on price (price improvement) / time priority.

g. The liquidity-seeking order first trades against the best priced order that arrived in response to the RFT/Auction Alert during the Pause or resting order from the MOF, then moves to the second-best priced order, if necessary, and so on until the entire liquidity-seeking order is filled, cancelled back, sent to the MOF or routed out as directed by the Liquidity Seeker.

h. Trades are individually printed to the TRF at the completion of the auction.

i. RFT/Auction Alerts for "price improvement auction" CODA MICROs are identified as such to encourage price competition and so that Liquidity Providers do not interpret the additional latency as a system defect or error.

Additional CODA MICRO rules include:

- Multiple CODA MICROs in the same symbol can run simultaneously.

- Minimum fill Quantity instructions are supported and satisfied one-to-one (no aggregation).

- Liquidity Seekers may enter orders with quantities within their established risk limits, including odd lots.

- Odd lots are not accepted from Liquidity Providers.

- Managed Orders are eligible to participate in CODA MICRO.

- "Firm up" orders from invited conditional interests (discussed in detail in Part III, Item 9) may be eligible to interact with residual shares on the Liquidity Seeker's order following a CODA MICRO.

- Trades print to the TRF as individual prints.

- Any price improvement is awarded to the initiator.

- CODA MICRO trades are priced at or within the NBBO

CODA, the ATS, via its router, FLARE, allows Liquidity Seekers, at their discretion, to route orders to external trading centers, including exchanges, ATSs, Single Dealer Platforms, and brokers. CODA MICRO orders are eligible to be routed via FLARE either as residual liquidity from an initiating CODA MICRO order or as a non-marketable CODA MICRO order. Subscribers may also instruct orders to be sent to other trading centers before (or instead of) initiating an auction at CODA. All outbound routing via FLARE is at the discretion and

direction of the Liquidity Seeker Subscriber. When an order is being routed by FLARE, such order does not participate in the CODA auction process. An unexecuted order routed by FLARE may, consistent with the instructions of the Subscriber, be re-entered into CODA and participate in CODA's auction process. Depending on Subscriber preference, The ATS and FLARE utilize the same FIX connections to receive messages from and send messages to Subscribers. As such, a Subscriber wishing to modify or cancel an order will send the same message regardless of whether the order is being handled by the ATS or FLARE at the time of the modification or cancellation.

CODA BLOCK:

CODA BLOCK is CODA's on-demand block auction type. CODA BLOCK utilizes a multilateral, call auction price discovery model, providing trading opportunities for large orders and latent liquidity which may reside outside the NBBO, and therefore may execute outside the NBBO. As described below, CODA BLOCK and CODA are compliant with Rule 611 of Regulation NMS. A 30-second Pause serves as the approximate time length of the auction and order entry period during which orders are entered by Subscribers into a non-displayed auction order book. The CODA BLOCK matching algorithm (see "Pricing, Share Allocation and Trade Reporting" below) uses a series of rules resulting in a varying time-to-print at the end of the 30-second order entry window; therefore, 30 seconds is the approximate length of a CODA BLOCK auction.

The CODA BLOCK auction process contains four stages:

       1) Auction Initiation

       2) Auction Alert & Participation

       3) Auction Pricing, Share Allocation and Trade Reporting

       4) Post Auction

Auction Initiation - A CODA BLOCK eligible (as described below) order is sent to CODA and triggers the start of a CODA BLOCK auction. Only one CODA BLOCK auction can be in progress at a time for each symbol. A snapshot of the NBBO is taken at this time.

Liquidity Seeker orders can initiate CODA BLOCK during the Core Trading Session with firm orders up until 3:59:00 P.M. Eastern Time. No CODA BLOCK auctions will be initiated after that time. As with other auction types only Buy orders priced greater than the NBB and Sell/Sell Short orders priced less than the NBO upon receipt are eligible to initiate a CODA BLOCK auction.

A minimum order quantity is required to initiate CODA BLOCK based on the following criteria (market capitalization data is updated in the morning of each trading day):

      -     Large Market Capitalization (greater than $10 billion market capitalization). Initiation order size must be at least 10,000 shares.

      -     Middle Market Capitalization (greater than $2 billion and up to $10 billion market

capitalization). Initiating order size must be at least 5,000 shares.

- Small Market Capitalization or Smaller ($2 billion or smaller market capitalization). Initiating order size must be at least 2,000 shares.

- "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

- Odd lot orders are not accepted in CODA BLOCK auctions and will be rejected.

- Mixed lot orders are accepted in CODA BLOCK auctions, but only the round lot portion will be eligible for participation in CODA BLOCK auctions. The odd lot portion of a mixed lot order tagged for CODA BLOCK is cancelled back to the Subscriber following a trade if the residual quantity is less than 1000 shares.

Stocks priced less than $1.00 are not eligible for CODA BLOCK and orders in these stocks will be rejected.

- If the NBB is less than $1.00 upon receipt of an initiating order, the order will be rejected.

- No CODA BLOCK auction will execute with a trade price less than $1.00 (CODA BLOCK auction pricing is discussed below).

Following successful eligibility and CODA standard risk checks on the initiating order the "30-second" order entry period begins (discussed further under "Auction Alert & Participation" below) and no further CODA BLOCK auctions can be initiated in that symbol until the end of the current CODA BLOCK auction. All CODA BLOCK auction orders received in that symbol while a "30-second" order entry period is open are included in the existing CODA BLOCK auction for that symbol as "participating orders" (discussed further below). CODA will monitor for repeated cancelling by initiators and will address and take action by disabling a Participant's access to CODA BLOCK as it deems necessary.

Auction Alert & Participation - A successful initiation of a CODA BLOCK auction is followed by the distribution of CODA BLOCK Auction Alerts and the opening of a "30-second" order entry period. CODA distributes Auction Alerts to its Participants (both buy-side and sell-side) using its "symbol only" RFT, similar to CODA MICRO. The alerts notify Participants that a CODA BLOCK auction has been initiated in that symbol and is in progress.

Participants (both Liquidity Seekers and Liquidity Providers) can receive Auction Alerts at three distinct times, in order to accommodate the varied trading workflow needs and latency sensitivities of CODA and CODA BLOCK's diverse Participant community. The first of the three Auction Alerts, Phase 1 Auction Alert, is sent at the start of this stage.

Auction Alerts are distributed to Participants via IOI, the PULSE download (see detail below), Instant Message ("IM"), OMS/EMS platforms, direct FIX connections and other third-party messaging platforms and networks. If any alert distribution platforms or networks require "Side" in their specification, then CODA will send both a Buy Auction Alert and a Sell Auction Alert to the platform or network to avoid disclosing the direction of the initiating order. The Auction Alerts can also include the start and stop time for the order entry period.

The PULSE application is one of the available options to deliver symbol-only Auction Alerts to users at the start of each CODA BLOCK on-demand auction. In addition to the symbol, each Auction Alert shows a timestamp, auction ID, status, symbol sector/industry and an indicator if the user was logged out of PULSE when a particular auction was initiated. PULSE users may filter Auction Alerts based on their own symbol list or by sectors. PULSE also provides chat-based support services to address any user questions or issue with the product. Additional information about PULSE is available in Part II, Item 5(a).

Orders received during the order entry period are placed in the CODA BLOCK auction order book for that symbol as participating orders. There is no time priority in the auction pricing process (allocation rules are described later in this document); therefore, a Subscriber can respond to any of the three Auction Alerts at any time. CODA BLOCK enforces the following requirements on participating orders:

- Participating orders may be priced below, at, inside or above the NBBO.

- A minimum order quantity of 1,000 shares is required for a participating (responding) order.

- Managed Orders and "firm up orders" from invited conditional interests are eligible for participating in CODA BLOCK auctions if they meet the aforementioned criteria.

The Phase 2 and Phase 3 Auction Alerts are designed to accommodate quantitative, algorithmic and conditional interest Participants. The Phase 2 Auction Alert is sent approximately 29.7 seconds after the Phase 1 Auction Alert. This time is also 300 milliseconds prior to the end of the "30-second" order entry period. The Phase 2 Auction Alert is the invite to all eligible conditional interests.

The Phase 3 Auction Alert is the final Auction Alert and is sent 10 milliseconds prior to the end of the "30-second" order entry period. Managed Orders in the CODA system that are CODA BLOCK auction eligible are reserved for the auction book at this time.

The Auction Alerts are sent to Participants according to the following schedule:

- Phase 1 Auction Alert: Time ~0 seconds

- Phase 2 Auction Alert: Time ~29.7 seconds (29 seconds and 700 milliseconds).

- Phase 3 Auction Alert: Time ~ 29.990 seconds (29 seconds and 990 milliseconds).

Participating orders in the auction order book may be entered, replaced or cancelled at any time during the order entry period. All participating orders in the CODA BLOCK auction order book are non-displayed. All participating orders and the initiating order are not executable until the end of the "30-second" order entry period. The stage is complete at the end of the "30-second" order entry period. At that time all participating orders in the auction order book are deemed firm and cannot be cancelled.

Auction Pricing, Share Allocation and Trade Reporting - After the thirty-seconds, which includes the

aforementioned initiation, alert and response processes, the CODA BLOCK auction matching logic determines the price for the auction, the allocation of shares to each Participant, and the sending of trade reports as required to a TRF. CODA rechecks the NBBO to establish the current NBBO for pricing and allocation as well as identifying the protected markets' "top of book" should the CODA BLOCK auction be priced outside the NBBO requiring CODA to fulfill any Rule 611 of Regulation NMS obligations.

All CODA BLOCK auction eligible orders are aggregated in the CODA BLOCK auction order book at their most aggressive (i.e., highest priced Buy orders/lowest priced Sell/Sell Short orders) price levels. Since a CODA BLOCK auction is a multilateral trading environment that allows multiple buy orders and multiple sell/sell short orders to compete in a single auction, there may be multiple orders to buy and sell up to or down to any given price level.

Pricing: CODA BLOCK's auction pricing logic determines the single price where the most aggregated buy shares can trade with the most aggregated sell/sell short shares while taking into consideration all of the following:

> 1) All Limit prices.

> 2) All Pegged Orders, the limit price on the pegged orders and any peg offset value specified on the order (Pegged orders are pegged to the NBBO snapshot taken at the end of the order entry period).

> 3) Minimum Fill Quantity instructions (CODA BLOCK satisfies Minimum Fill Quantity instructions)

> a. Unless Subscriber specifies another value on the order, CODA BLOCK enforces a default 100 share minimum fill quantity instruction on all initiating and participating orders.

> 4) Maximum contra is not supported in CODA BLOCK (discussed later in this Form).

> 5) Self-trade prevention is not supported in CODA BLOCK, but is actively monitored by CODA. CODA addresses self-trade concerns with Subscribers directly as needed.

> 6) CODA BLOCK's Passive Order Rule ("POR")

> a. Only applied when the auction price will be outside the NBBO.

> b. Designed to prevent an order that is small in size and passive in price from having an undue influence on the auction trade price (when compared to the aggregate share volume of orders on the passive side of the auction trade).

> c. The POR establishes a threshold to determine which, if any, passive (non-marketable) orders should be excluded from participating in a specific CODA BLOCK auction.

> d. The POR inputs include all orders eligible to participate on the passive side of a CODA BLOCK auction and the share-weighted average price of these orders collectively. The POR threshold is

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established and defined as twice the distance of the aforementioned share-weighted average price from the NBBO midpoint. The NBBO used for the calculation is from the NBBO snapshot taken at the end of the order entry window. Any orders priced beyond the threshold in a given auction are excluded and will not receive any allocation in that CODA BLOCK auction. All orders on the passive side of a CODA BLOCK auction are subject to the POR if the CODA BLOCK auction is to be priced outside of the NBBO.

7) CODA BLOCK's Liquidity Protection Rule ("LPR")

a. Only applied when the auction price will be outside the NBBO.

b. Designed to prevent an auction trade from executing at an unreasonable distance outside the spread given the size of the execution and the liquidity profile of the symbol.

c. The LPR is driven by an equation that is calibrated individually for every Reg NMS stock based on the pattern of its trades over the last twenty trading days (unlike the POR which uses a static formula for each auction). The calibration methodology is designed to reflect the typical price variance of each stock as a function of its notional turnover. The LPR takes the size of a potential CODA BLOCK print as an input and returns the maximum distance the CODA Block engine will allow the auction to go up outside the NBBO as the output.

d. If the auction trade price would be outside of that threshold, the orders passively priced outside of that threshold are deemed ineligible and the auction is repriced and reallocated.

e. As discussed in Part II, Item 5(c), registered users of the LPRC can enter an NMS stock symbol and auction trade quantity, and the LPRC output is a numerical and graphic representation of the Auction Trade Price band used by the Liquidity Protection Rule ("LPR") in CODA BLOCK on that trading day. Registered users of the LPRC may request a daily file containing the same LPR output data available on CODA Markets' website. That file may be delivered via FTP or the user's preferred delivery methodology.

8) If CODA BLOCK determines that the maximum number of shares that can trade is equal at multiple price levels, CODA BLOCK prices the auction at the price where the most shares can trade that is closest to the NBBO midpoint from the snapshot taken at the end of the order entry period.

Trade Size Requirements: The CODA BLOCK auction trade size must satisfy CODA BLOCK Trade Size Requirements as follows:

1) CODA BLOCK auctions with an execution price at or within the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 5,000 shares, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 1,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 1,000 shares, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

2) CODA BLOCK auctions with an execution price outside the NBBO:

a. Large Market Capitalization (greater than $10 billion market capitalization): The Auction trade size minimum is 10,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade that is less than 10,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

b. Middle Market Capitalization (greater than $2 billion and up to $10 billion market capitalization): The Auction trade size minimum is 5,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 5,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

c. Small Market Capitalization or Smaller ($2 billion or smaller market capitalization): The Auction trade size minimum is 2,000 shares. If the CODA BLOCK auction price and share allocation results in an auction trade which is less than 2,000 shares, CODA BLOCK reprices the auction without the passively priced orders in the auction book to determine if a trade can occur at or within the NBBO. If not, the CODA BLOCK auction and all related orders are canceled.

d. "High Price" (Reg NMS stocks priced greater than or equal to $100.00 per share) are subject to the aforementioned Small Market Capitalization requirements.

3) If CODA's protected markets "top of book" snapshot shows more shares available in aggregate at the protected markets "top of book" than the pending CODA BLOCK auction trade size, then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. If not possible, the CODA BLOCK auction and all related orders in the auction are cancelled.

If CODA BLOCK Trade Size Requirements are satisfied the allocation process is effected as described below.

Primary Allocation: If an initiating or participating order is priced at or through the auction trade price, the order will be allocated shares from the auction order book as follows:

1) The initiating order receives 100% allocation priority.

a. If the initiating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the initiating order will not be included in the

allocation process. (If an initiating order is not included in the CODA BLOCK auction allocation process due to its limit price or other order instructions, it will not result in the cancelation of the auction.)

2) Participating orders receive a quantity weighted pro-rata allocation.

a. If a participating order's limit price, minimum fill quantity or other order instruction prevents it from trading at the auction's trade price, then the participating order will not be included in the allocation process.

b. Multiple orders from the same Subscriber on the same side are not aggregated for pro-rata allocation and calculation purposes.

3) If the auction price is outside the NBBO, then Rule 611 of Regulation NMS Trade Through requirements are triggered. In these cases, CODA BLOCK will reduce the number of shares allocated to CODA BLOCK Participants by the number of shares shown as protected "top of book" according to Rule 611 of Regulation NMS and CODA BLOCK's NBBO snapshot at the end of the 30-second order entry window. CODA will route orders outside CODA to satisfy the requirements of Rule 611 of Regulation NMS in an agency capacity. Any shares filled at the protected prices will be allocated according to the "Secondary Allocation" described below.

4) The primary allocation process will not allocate shares in mixed or odd lots. If the final 100 shares need to be allocated to one participating order while there are several participating orders in the CODA BLOCK auction order book, the final 100 shares are allocated to the participating order based on price/time priority (price and time stamp on new order receipt).

TRF Trade Reporting: As detailed in Part III, Item 21, once the auction trade price and the primary allocation is determined, a trade report is generated as a single price and a single trade execution. This is the media print to the TRF. CODA sends the trade report to a TRF at this time along with any required Intermarket Sweep Orders ("ISO") (described below).

Regulation NMS Rule 611 ISO Sweep (if necessary): To comply with Rule 611 of Regulation NMS, if the auction trade price is outside the NBBO, CODA will route ISOs to access the liquidity deemed as protected markets "top of book" according to CODA's "protected market" snapshot. CODA will send ISO orders to the protected markets in an agency capacity; therefore, the CODA BLOCK auction trade size may be adjusted as necessary and to comply with Rule 611 of Regulation NMS. The initiator's 100% allocation priority from the primary allocation is maintained during any auction trade size adjustment. Fills for participating orders are adjusted on a volume weighted pro-rata basis if necessary. If an auction trade size adjustment would result in a violation of CODA BLOCK's auction Trade Size Requirement then CODA, if possible, will reprice and reallocate the CODA BLOCK auction, not including the passively priced orders outside the NBBO, and price the auction at or inside the NBBO. Should that not be possible, the CODA BLOCK auction and all related orders in the auction are cancelled. The ISO order(s) to the protected markets and the auction trade print to the TRF are sent contemporaneously.

Secondary Allocation (if necessary): To comply with Rule 611 of Regulation NMS, if CODA receives full or partial

fills on any of the ISO orders, the filled shares will be allocated on a quantity weighted pro-rata basis to the aggressively priced orders (i.e., Buy orders in a CODA BLOCK auction with an auction trade price greater than NBO/Sell orders in a CODA BLOCK auction with an auction trade price less than NBB) that received allocations in the auction (which may include the initiator).

Post Auction - Immediately after the auction price, share allocation, and TRF reporting has been completed:

Subscriber execution reports:

Subscribers receiving fills from CODA BLOCK will receive one fill at a single price. That fill price reflects the auction price unless the Participant receives secondary allocation shares as described above. Participants receiving secondary allocation shares in addition to primary allocation shares will receive a single fill at the average price.

Post auction residual processing:

a. All unfilled or partially filled IOC orders are cancelled back to the Participant.

b. Day orders remain active as Managed Orders as follows:

i. If an initiating or participating order received in response to an Auction Alert and tagged for CODA BLOCK has residual quantity, it is eligible to interact with future CODA BLOCK auctions, but not eligible to interact with other CODA auction types.

ii. If the remaining quantity on a CODA BLOCK auction Day order is less than 1,000 shares, then CODA BLOCK will cancel the order.

iii. All CODA BLOCK auction orders that do remain active as Managed Orders will maintain the 100-share minimum fill quantity unless another value is specified by the Subscriber.

c. Conditional interests that send Day orders as a firm up to a CODA BLOCK invites are cancelled after the auction.

d. Managed Orders (not designated as CODA BLOCK-only) that were included in a CODA BLOCK auction will remain live and active as Managed Orders in CODA.

e. CODA Block orders are not eligible for routing by FLARE.

Clearance and settlement: CODA BLOCK's clearing and settlement procedures are consistent with other CODA auction types.

At the completion or cancellation of a CODA BLOCK auction, the symbol is again available for initiation of a new CODA BLOCK auction.

CODA ONE is a feature allowing Liquidity Seekers to enter one or more orders (in the form of a list, basket or program) to CODA which in turn, based on the characteristics of the individual orders, will direct each order to either CODA BLOCK or CODA MICRO. Subscribers instruct CODA to use CODA ONE via a FIX Tag on an order-by-order basis.

- Any orders eligible for CODA BLOCK, based on the aforementioned CODA BLOCK initiation requirements, will initiate a CODA BLOCK auction (i.e., quantity, market capitalization, order type).

- If an order does not qualify to initiate a CODA BLOCK auction, the order will initiate CODA MICRO (if eligible), with "price improvement auction" matching logic.

- CODA ONE accepts both Day and IOC orders.

- Fills, partial fills and cancels are sent to the initiating Liquidity Seeker at the completion of each individual CODA MICRO or CODA BLOCK auction.

- Non-marketable Day orders sent with CODA ONE instructions can post to the Managed Order Facility without initiating an auction.

Subscribers may enable a maximum contra-size feature that will prevent orders from executing against contra-side orders of greater size. This feature supports a multiplier setting which allows executions with contra-side orders that are larger in quantity, but within a specific threshold. For example, a Subscriber may request a maximum contra-size setting of two times their quantity on any potential execution. This feature is available to Liquidity Seekers using Managed Orders and to Liquidity Providers. Any cancels generated as a result of this feature will not contain information indicating that the reason for the cancellation was a larger initiator, and therefore, the parties will not know this feature was the cause of the cancellation. This feature is not available in CODA BLOCK.

Subscribers may submit orders with a minimum fill quantity on an order-by-order basis. Subscribers may contact CODA to request a default minimum fill quantity at either the Subscriber or session level. CODA does not aggregate contra side orders to satisfy a minimum fill execution quantity of a liquidity-seeking order except as described in CODA BLOCK.

CODA enforces self-trade prevention at the MPID level in CODA MICRO. CODA BLOCK does not support self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a). Self-trade prevention is a non-configurable setting in both CODA MICRO and CODA BLOCK.

CODA Markets has written supervisory policies and procedures in place to handle erroneous trade executions. CODA Markets will handle clearly erroneous executions by correcting at prices consistent with the applicable rules of the self-regulatory organizations.

Bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at erroneous prices that are due to a systemic or third-party service provider issues) can be raised by Subscribers or identified by CODA systems or CODA Markets personnel. Bona fide errors are evaluated by CODA Markets personnel on a case by case basis. CODA Markets will contact the affected Subscribers and ask whether or not they want to maintain (keep) the trade. If the Subscribers do not want to maintain the trade, CODA Markets will determine whether to take the affected Subscribers' positions and book it to CODA Markets' error

account. In making the decision, CODA Markets will consider, among other factors, the number of affected Subscribers, the size of the error, the symbols involved, the price of the execution, and the reason for the error provided by the Subscriber. If so, CODA Markets will then trade out of the error position via FLARE as soon as possible.

CODA Markets procedures are designed to ensure applicable reporting and clearing obligations are amended accordingly. CODA Markets reviews execution errors daily or as they occur to ensure that they are handled in accordance with CODA Markets procedures.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Broker Dealers (when using the ATS as Liquidity Seekers):

CODA Markets assesses a negotiated per-executed-share fee to Broker Dealer Liquidity Seekers for shares traded in the CODA. That fee may be in the form of a charge or a rebate.

The charge assessed or rebate provided to any Broker Dealer Liquidity Seeker may vary based on factors including:

1) Auction Type (e.g., CODA MICRO, CODA BLOCK);

2) Order Type (e.g., firm, conditional);

3) Adding (Managed Order Facility) vs. Taking (Initiating);

4) Security Price (e.g., above a dollar vs. sub-dollar);

5) Strategy (routable vs non-routable). Strategy-based pricing can be considered bundled pricing. For example, a Liquidity Seeker can be charged a flat fee for all executed shares regardless of executing in CODA or an away venue.

CODA Markets reserves the right to offer broker dealer Liquidity Seekers a tiered pricing schedule based on volume or large (block) trades. At the time of this filing, there is no tier-based pricing in place for Liquidity Seekers.

Liquidity Seeker usage of FLARE may be charged based on established per share executions fees (or rebates), a commission~~profit~~-sharing agreement or a cost-plus execution model. Liquidity Seeker Subscribers who are broker dealers may charge their own clients an amount higher than the Subscriber's actual and CODA Markets' own cost of execution through FLARE. CODA Markets and the broker dealer Subscriber may split the difference between the fee charged by the Subscriber to its clients and the actual cost of execution through FLARE to CODA Markets. CODA Markets can refer to this as ~~profit~~commission-sharing. A cost-plus model involves CODA Markets charging a Subscriber a negotiated value on top of CODA's execution costs when using

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FLARE.

Broker Dealers (when using the ATS as Liquidity Providers):

CODA Markets assesses a per-executed-share fee to the Bbroker Ddealer Liquidity Provider for shares traded in CODA. That fee may be in the form of a charge or a rebate and is identified in the "Request-for-Trade" message sent to the Liquidity Provider as part of the ATS's on-demand auction matching process. The fee charged or rebated to the Liquidity Provider is determined by the amount charged or rebated to the initiating Liquidity Seeker of each on-demand auction.

CODA Markets offers Liquidity Providers the following participation-based trading credits:

CODA MICRO:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a per-executed-share rebate for all shares traded in CODA MICRO during the month. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

Large (Block) Trades: Liquidity Providers are provided a per-executed-share rebate for trades in CODA MICRO of qualifying size. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

CODA BLOCK:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a discounted rate for all shares executed in CODA BLOCK during the month.

Institutions (whether accessing the ATS as Liquidity Seekers or Liquidity Providers):

CODA Markets assesses a negotiated per-executed-share fee to Institutions for shares traded in the ATS.

Per executed share rebate and fees, currently range from a $(0.0030) rebate to a $0.0100 fee for brokers and institutions.

CODA Markets passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members).